Exhibit 99.1

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium Files 2014 Form 20-F and Convenes General Meeting of Shareholders

Luxembourg, June 1st, 2015 – Ternium S.A. (NYSE: TX) announces that, following the previously announced restatement of its quarterly financial statements as of September 30, 2014, its annual financial statements as of December 31, 2014 and its quarterly financial statements as of March 31, 2015 to reflect a lower carrying value of its investment in Usiminas, it has filed with the U.S. Securities and Exchange Commission (SEC) its annual report on Form 20-F for the year ended December 31, 2014 and submitted to the SEC its restated annual and quarterly financial statements.

The annual report on Form 20-F can be downloaded from the SEC website at www.sec.gov and from Ternium’s website at http://www.ternium.com/en/ir-reports. Holders of Ternium’s shares and ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, through our website at http://www.ternium.com/en/request-a-free-printed-copy-of-the-annual-audited-financial-statements.

Ternium also announced today that a general meeting of shareholders will be held on Tuesday, June 30, 2015, at 2:00 p.m. (Luxembourg time) at the Company’s registered office, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg to approve Ternium’s restated annual financial statements as of and for the year ended December 31, 2014. Each holder of Ternium ADSs as of June 11, 2015, shall be entitled to instruct The Bank of New York Mellon, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder’s ADSs.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement, the Company’s restated annual report on the Company’s restated consolidated financial statements for the fiscal year 2014, and other related documents, will be available on our website at http://www.ternium.com/en/ir-home. Copies of such documents will also be available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time. In addition, shareholders registered in the Company’s share register may obtain electronic copies of each such document free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.